Exhibit 99.5

CERTIFICATE

TO:	British Columbia Securities Commission
Ontario Securities Commission

Pursuant to subsection 2.20(c) of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), and in connection with the annual meeting of shareholders of Petaquilla Minerals Ltd. (the "Company") to be held on November 29, 2012 (the "Meeting"), the undersigned, Joao C. Manuel, Chief Executive Officer of the Company, hereby certifies for and on behalf of the Company and not in his personal capacity that the Company:

(a)	has arranged to have proxy-related materials for the Meeting sent in compliance with NI 54-101 to all beneficial owners of shares at least 21 days before the date fixed for the Meeting;

(b)	has arranged to have carried out all of the requirements of NI 54-101 in addition to those described in subparagraph (a); and

(c)	is relying upon section 2.20 of NI 54-101 in connection with the abridgement of certain of the time periods specified in NI 54-101 in respect of the Meeting.

Dated as of this 25th day of October, 2012.

PETAQUILLA MINERALS LTD.

Per:	/s/ Joao C. Manuel
Name: Joao C. Manuel
Title: Chief Executive Officer